

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2025

Micah Young
Executive Vice President, Chief Financial Officer
MASIMO CORP
52 Discovery
Irvine, CA 92618

> **Re: MASIMO CORP**
> **Item 2.02 Form 8-K filed February 25, 2015**
> **Response dated August 6, 2025**
> **File No. 001-33642**

Dear Micah Young:

 We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Industrial Applications and
        Services